UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Scholar Rock Holding Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

80706P 10 3

(CUSIP Number)

Miran Ahmad

Chief Financial Officer

Samsara BioCapital GP, LLC

628 Middlefield Road

Palo Alto, CA 94301

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 7, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   80706P 10 3

1.	Names of Reporting Persons Samsara BioCapital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 6,677,700 shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 6,677,700 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,677,700 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.2% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by Samsara BioCapital, L.P. ("Samsara LP"), Samsara BioCapital GP, LLC ("Samsara GP" and together with Samsara LP, the “Samsara Entities”), the sole general partner of Samsara LP, and Srinivas Akkaraju (“Dr. Akkaraju” and together with the Samsara Entities, the “Reporting Persons”), managing member of Samsara GP. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 5,612,896 shares of the Issuer’s Common Stock held by Samsara LP and (ii) 1,064,804 shares of Common Stock issuable upon exercise of warrants held by Samsara LP. Samsara GP is the general partner of Samsara LP and Dr. Akkaraju is the managing member of Samsara GP. Samsara LP, Samsara GP and Dr. Akkaraju share power to direct the voting and disposition of the shares held by Samsara LP and may be deemed to beneficially own the securities held by Samsara LP.

(3)	The percent of class was calculated based on the sum of (i) 80,032,623 shares of Common Stock outstanding as of August 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024; and (ii) 1,064,804 shares of Common Stock issuable upon conversion of warrants held by Samsara LP.

CUSIP No.   80706P 10 3

1.	Names of Reporting Persons Samsara BioCapital GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 6,677,700 shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 6,677,700 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,677,700 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.2% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 5,612,896 shares of the Issuer’s Common Stock held by Samsara LP and (ii) 1,064,804 shares of Common Stock issuable upon exercise of warrants held by Samsara LP. Samsara GP is the general partner of Samsara LP and Dr. Akkaraju is the managing member of Samsara GP. Samsara LP, Samsara GP and Dr. Akkaraju share power to direct the voting and disposition of the shares held by Samsara LP and may be deemed to beneficially own the securities held by Samsara LP.

(3)	The percent of class was calculated based on the sum of (i) 80,032,623 shares of Common Stock outstanding as of August 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024; and (ii) 1,064,804 shares of Common Stock issuable upon conversion of warrants held by Samsara LP.

CUSIP No.   80706P 10 3

1.	Names of Reporting Persons Srinivas Akkaraju, MD, PhD
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 79,555 shares (2)
	8.	Shared Voting Power 6,677,700 shares (3)
	9.	Sole Dispositive Power 79,555 shares (2)
	10.	Shared Dispositive Power 6,677,700 shares (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,757,255 shares (2) (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3% (4)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 79,555 shares of Common Stock issuable upon the exercise of stock options held by Dr. Akkaraju that are vested and exercisable within 60 days of the date hereof.

(3)	Consists of (i) 5,612,896 shares of the Issuer’s Common Stock held by Samsara LP and (ii) 1,064,804 shares of Common Stock issuable upon exercise of a warrant held by Samsara LP. Samsara GP is the general partner of Samsara LP and Dr. Akkaraju is the managing member of Samsara GP. Samsara LP, Samsara GP and Dr. Akkaraju share power to direct the voting and disposition of the shares held by Samsara LP and may be deemed to beneficially own the shares held by Samsara LP.

(4)	The percent of class was calculated based on the sum of (i) 80,032,623 shares of Common Stock outstanding as of August 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024; (ii) 1,064,804 shares of Common Stock issuable upon conversion of warrants held by Samsara LP.; and (iii) 79,555 shares of Common Stock issuable upon exercise of stock options that are vested and exercisable within 60 days of the date hereof.

Explanatory Note: This Amendment No. 2 (the “Amendment”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2023 and amended on October 18, 2023 (the “Original Schedule 13D”) filed on behalf of Samsara BioCapital, L.P. (“Samsara LP”), Samsara BioCapital GP, LLC (“Samsara GP” and together with Samsara LP, the “Samsara Entities”) and Srinivas “Srini” Akkaraju, MD, PhD (“Dr. Akkaraju” and, collectively with the Samsara Entities, the “Reporting Persons”) related to the Common Stock, par value $0.001 per share (“Common Stock”) of Scholar Rock Holding Corporation, a Delaware corporation (the “Issuer”). This Amendment is being filed by the Reporting Persons to report sales of Common Stock on October 7, 2024. Accordingly, the number of securities beneficially owned by the Reporting Persons has decreased as described in Items 3 and 5 below.

Items 3 and 5 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 3:

On October 7, 2024, Samsara LP sold 510,000, 510,000 and 155,713 shares of Common Stock at the exact prices of $27.50, $30.00 and $32.50, respectively, in open market transactions.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b).	The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of October 7, 2024:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
Samsara LP (1)	6,677,700	0	6,677,700	0	6,677,700	6,677,700	8.2%
Samsara GP (1)	0	0	6,677,700	0	6,677,700	6,677,700	8.2%
Dr. Akkaraju (1) (2)	79,555	79,555	6,677,700	79,555	6,677,700	6,757,255	8.3%

(1)	Includes (i) 5,612,896 shares of the Issuer’s Common Stock held by Samsara LP and (ii) 1,064,804 shares of Common Stock issuable upon exercise of warrants held by Samsara LP. Samsara GP is the general partner of Samsara LP and Dr. Akkaraju is the managing member of Samsara GP. Samsara LP, Samsara GP and Dr. Akkaraju share power to direct the voting and disposition of the shares held by Samsara LP and may be deemed to beneficially own the securities held by Samsara LP.

(2)	Includes 79,555 shares of Common Stock issuable upon the exercise of stock options held by Dr. Akkaraju that are vested and exercisable within 60 days of the date hereof.

(3)	The percent of class was calculated based on the sum of (i) 80,032,623 shares of Common Stock outstanding as of August 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024; (ii) 1,064,804 shares of Common Stock issuable upon conversion of warrants held by Samsara LP.; and (iii) in the case of Dr. Akkaraju only, 79,555 shares of Common Stock issuable upon exercise of stock options that are vested and exercisable within 60 days of the date hereof.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement, dated February 14, 2023 (incorporated by reference to the Original Schedule 13D, filed on February 14, 2023).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2024

Samsara BioCapital, L.P.

By:	Samsara BioCapital GP, LLC
its	General Partner

By:	/s/ Srinivas Akkaraju
Name: Srinivas Akkaraju
Title: Managing Member

Samsara BioCapital GP, LLC

By:	/s/ Srinivas Akkaraju
Name: Srinivas Akkaraju
Title: Managing Member

/s/ Srinivas Akkaraju
Srinivas Akkaraju

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).